Exhibit 99

KONATEL, INC. (“KTEL”)

INSIDER TRADING POLICY

1)	General Purpose

Federal securities laws prohibit the purchase or sale of securities by persons who are aware of material nonpublic information about a company, as well as the disclosure of material, nonpublic information about a company to others who then trade in the company’s securities. These transactions are commonly known as “insider trading.”

Insider trading violations are heavily pursued by the Securities and Exchange Commission and the U.S. Attorney Offices and are punished. While the regulatory authorities concentrate their efforts on individuals who trade, or who provide inside information to others who trade, the Federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel.

The Board of Directors of KonaTel, Inc., a Delaware corporation, has adopted this Insider Trading Policy (the “Policy”) both to satisfy its obligation to prevent insider trading and to help its personnel avoid the consequences associated with violations of the insider trading laws. For purposes of this policy, the “Company” includes KonaTel, Inc. and its subsidiaries (“KonaTel”).

This Policy is also intended to prevent even the appearance of improper conduct on the part of anyone employed by or associated with us, not just so-called “insiders.” Everyone within KonaTel has worked very hard to establish KonaTel as a company known for integrity and ethical conduct, and therefore cannot afford to have that reputation damaged.

A copy of this Policy is to be delivered to all current and new employees and consultants upon the commencement of their relationships with KonaTel and its subsidiaries.

2)	Persons Covered

This Policy refers to an “insider” and we wish to define it herein. Insiders of KonaTel, Inc. are defined as (a) members of our Board of Directors, corporate officers and employees; (b) consultants to KonaTel and subsidiaries or other persons associated with KonaTel and/or its subsidiaries, including distributors, sales agents or other partners that may, in the course of their work with KonaTel, receive access to confidential, material non-public information; and (c) household and immediate family members of those listed in (a) and (b) above.

3)	Definitions

A)	Material non-public information: Material non-public information is defined to be information that is not known to persons outside the immediate company that could be relied upon or considered significant to an investor making a decision to buy or sell KonaTel securities. It is currently very difficult to define each and every category under this heading. However, any information that should be considered sensitive and non-public material includes but is not limited to the following:

a.	Financial results;
b.	Future Earnings or Losses;
c.	News of a pending or proposed sale, merger or acquisition;
d.	Acquisitions, Mergers or Divestitures;
e.	Impending bankruptcy or financial liquidity problems;
f.	Major changes in senior management;
g.	Stock dividends or splits;
h.	New equity or debt offerings;
i.	Large contracts in a pending status or in discussion.

Remember, anyone who is reviewing your securities transactions will be doing so after the fact, with the benefit of hindsight. As such, before engaging in any transaction, you should carefully consider how the others might view the transaction.

B)	Black-Out Periods: A “Black-Out Period” is a time before and after a significant event wherein an insider may not buy or sell KonaTel securities without violating this Policy.

There are four Black-Out Periods for insiders of KonaTel. These include twenty (20) days prior to the release of financial results for the periods ending March 31, June 30, September 30 and December 31 of each year and end after three (3) full trading days of KonaTel (KTEL) securities on the OTCQB (or any other recognized nation medium of which KonaTel (KTEL) securities publicly trade [“Other Medium”]) after the results are announced for the preceding fiscal period. If the last day of the month falls on a weekend, the Black-Out Period will start at the close of business on the last trading day prior to the weekend.

Additional Black-Out Periods may occur when other material events occur, such as a press release sent out to the public, wherein only a select few persons have knowledge of the event. If you are one of these individuals, or if it would appear to an outsider that you were likely to have had access to such information related to the event, then you will not be allowed to purchase or sell KonaTel securities so long as the event remains non-public information and for three (3) full trading days of KonaTel, Inc. securities on the OTCBB or Other Medium after the event is made public.

Also, KonaTel may occasionally issue interim earnings guidance or other potentially material information by filing with the Securities and Exchange Commission a Form 8-K or by other means designed to achieve widespread dissemination of the information. You should anticipate that trades are unlikely to be pre-cleared while KonaTel is in the process of assembling the information to be released and until the information has been released and fully absorbed by the public market. The existence of an additional Black-Out Period will not be announced. If you request pre-clearance of a transaction in KonaTel’s securities during an additional Black-Out Period, you will be informed of the existence of a Black-Out Period, but you may not be advised of the reason for the Black-Out Period.

If you are made aware of the existence of an additional Black-Out Period, you should not disclose the existence of the Black-Out Period to any other person. Whether or not you are designated as being subject to an additional Black-Out Period, you still have the obligation not to purchase or sell KonaTel securities while you are aware of the material non-public information.

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C)	Securities: Securities of KonaTel are defined as common stock, preferred stock, options to purchase stock, warrants, convertible debt and/or derivative securities.

Except as otherwise provided herein, these Black-Out Periods do not apply to the exercise of Stock Option Agreements for Rule 144 common stock of KonaTel that are issued by KonaTel, or other stock issuances approved by the Board of Directors; however, they do apply to all KonaTel securities that are the subject of a registration statement filed with the Securities and Exchange Commission.

4)	Policy

A)	No insider may buy or sell KonaTel securities at any time when they have material non-public information relating to KonaTel.
B)	No insider may buy or sell securities of another company at any time when they have material non-public information about that company, including, without limitation, any company that we conduct ordinary business with, such as customers, vendors, or suppliers, when that information is obtained during the course of his/her employment with KonaTel or its subsidiaries.
C)	No insider may disclose material non-public information to third parties, to any other person, including family members, or make recommendations or express opinions on the basis of material non-public information with regard to trading securities.
D)	No insider who receives or has access to our material non-public information may comment on the stock price movement or rumors of other corporate developments that are of possible significance to the investing public, unless it is part of his/her job description (e.g., Investor Relations) or you have been specifically pre-authorized by the KonaTel CEO or CFO in each instance.
E)	If you comment on stock price movement or rumors and/or disclose material non-public information, you should immediately contact KonaTel’s Chief Compliance Officer.
F)	No insider may buy or sell our securities during any of the four Black-Out Periods that occur each fiscal year or any other Black-Out Period.
G)	This Policy continues in effect until the end of the first Black-Out Period after termination of employment or other relationship with KonaTel or its subsidiaries.

5)	Special Rules

If a concern or question relating to your status within KonaTel (insider or not, etc.) should arise, please contact the Chief Compliance Officer.

A)	Special Rules applicable to the Board of Directors, those officers of KonaTel who are subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (persons subject to reports on Forms 3, 4, and 5), and other employees who may be designated from time to time by KonaTel’s Compliance Officer.

a.	In addition to the restrictions related to the trading of KonaTel securities as defined in Section 4 above, insiders shall not purchase or sell any KonaTel securities, except:

i.	After first consulting with and pre-clearing such transaction with the KonaTel’s Compliance Officer;

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ii.	Only during the period commencing at the opening of the fourth (4th) full day after earnings are released with respect to the preceding fiscal quarter and ending twenty (20) days prior to the end of the current fiscal quarter.

b.	In addition to the restrictions related to the trading of KonaTel securities as defined in Section 4 above, insiders shall:

i.	Not engage in short sales of KonaTel securities;

ii.	Not buy or sell put options, call options or other derivatives of the KonaTel’s securities.

c.	In addition to the restrictions related to the trading of KonaTel securities as defined in Section 4 above, insiders shall:

i.	Comply with SEC Rule 10b-5 with his/her broker when placing sales of KonaTel securities near a Black-Out Period date.

B)	Special Rules applicable to officers of KonaTel that are not subject to Section 16 of the Exchange Act, and assistants and secretaries of insiders, and certain other employees that may be designated from time to time by KonaTel’s Compliance Officer.

a.	In addition to the restrictions related to the trading of KonaTel securities as defined in Section 4 above, insiders shall not:

i.	Purchase or sell any KonaTel securities except during the period commencing at the opening of the fourth (4th) full day after earnings are released with respect to the preceding fiscal quarter and ending twenty (20) days prior to the end of the current fiscal quarter;

ii.	Not engage in short sales of KonaTel securities.

6)	Exceptions to the Policy

The restriction related to the trading of KonaTel securities as defined in Section 4 above does not apply to the following item:

A)	The exercise of stock options for cash; or the exercise of stock options by the conveyance to KonaTel of fully-paid shares of common stock of KonaTel that are owned by the holder of the stock options in payment of any exercise price of the stock options under any equity, pension or stock option plan or stock option agreement, provided that the subject stock options will expire during the Black-Out Periods if not exercised; or any other plan later defined (but not the public sale of such shares), since the market price does not affect the exercise price stated in the agreement.

7)	Potential Criminal and/or Civil Liability and/or Disciplinary Action

The items set forth in this Policy are simply to be viewed as guidelines, not as comprehensive coverage of all potential instances. Appropriate judgment should be exercised by each individual in connection with the purchase or sale of securities.

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Insiders found liable for insider trading may be subject to criminal penalties of up to $1,000,000 and up to ten (10) years in jail for trading of securities based on material non-public information. In addition, insiders may also be liable for conducting transactions improperly by any person to whom they have disclosed the material non-public information. The Securities and Exchange Commission has imposed large penalties even when the disclosing person did not profit, directly or indirectly, from the trade(s). There are also civil penalties of up to three (3) times the profit gained, or loss avoided, that may be imposed.

KonaTel and controlling persons of KonaTel may also be found liable for insider trading by any insider, and accordingly all purchases and sale of KonaTel by insiders must be made within the terms and conditions of this Policy and must be first submitted to the Chief Compliance Officer.

Furthermore, any employees who are found in violation of this Policy will be subject to disciplinary action as outlined in the Employee Handbook, including ineligibility of future participation in equity incentive plans or termination of employment.

For all purposes of this Policy, Brian Riffle shall be designated as the “Chief Compliance Officer.” Mr. Riffle’s telephone number is 814-535-4017; and his e-mail address is briffle@cfostratllc.com.

All communications of every kind hereunder shall be in writing or shall be of no effect.

ACKNOWLEDGMENT CONCERNING INSIDER TRADING POLICY

I, Brian R. Riffle, acknowledge that I have read and understand the Insider Trading Policy of KonaTel and that I agree to abide by the provisions stated therein. I further certify that I understand that failure to adhere to these rules will result in serious consequences and may result in termination of my employment with KonaTel or its’ subsidiaries.

Dated this 12th day of November 2024.

Signature:	/s/ Brian R. Riffle

Name:	Brian R. Riffle

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